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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.      6    ) *
                                            -----------

                         Goodyear Tire & Rubber Company
        -----------------------------------------------------------------
                                (Name of Issuer)

                                     Common
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    382550101
                            --------------------------
                                  (CUSIP Number)

                               December 31, 2003
        -----------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)



        Check the appropriate box to designate the rule pursuant to which this
        Schedule is filed:

               [X] Rule 13d-1 (b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   382550101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.        Brandes Investment Partners, LLC
     I.R.S. Identification Nos. of
     above persons (entities only)      33-0704072
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization   Delaware
--------------------------------------------------------------------------------
Number of         5  Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6  Shared Voting Power    22,563,208
Owned             --------------------------------------------------------------
By Each           7  Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person With.      8  Shared Dispositive Power  28,534,995
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    28,534,995
--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)     16.3%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)           IA, PN
--------------------------------------------------------------------------------

CUSIP No.   382550101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.            Brandes Investment Partners, Inc.
     I.R.S. Identification Nos. of above persons (entities only)    33-0090873
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization       California
--------------------------------------------------------------------------------
Number of         5  Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6  Shared Voting Power     22,563,208
Owned             --------------------------------------------------------------
By Each           7  Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person With.      8  Shared Dispositive Power  28,534,995
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    28,534,995 shares are deemed to be beneficially owned by Brandes Investment Partners, Inc., as a control person of the investment adviser. Brandes Investment adviser. Brandes Investment Partners, Inc. disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)    16.3%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)      CO, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.    382550101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.              Brandes Worldwide Holdings, L.P.
     I.R.S. Identification Nos. of above persons (entities only)    33-0836630
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization    Delaware
--------------------------------------------------------------------------------
Number of         5  Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6  Shared Voting Power   22,563,208
Owned             --------------------------------------------------------------
By Each           7  Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person With.      8  Shared Dispositive Power  28,534,995
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    28,534,995 shares are deemed to be beneficially owned by Brandes Worldwide Holdings, L.P., as a control person of the investment adviser. Brandes Worldwide Holdings, L.P., disclaims any direct ownership of the shares reported in this Schedule 13G.

--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)      16.3%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)      PN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.   382550101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.               Charles H. Brandes
     I.R.S. Identification Nos. of above persons (entities only)
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization           USA
--------------------------------------------------------------------------------
Number of         5  Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6  Shared Voting Power    22,563,208
Owned             --------------------------------------------------------------
By Each           7  Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person With.      8  Shared Dispositive Power  28,534,995
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    28,534,995 shares are deemed to be beneficially owned by Charles H. Brandes, a control person of the investment adviser. Mr. Brandes disclaims any direct ownership of the shares reported in this
    Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)    16.3%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)       IN, OO (Control Person)

--------------------------------------------------------------------------------

CUSIP No.  382550101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.              Glenn R. Carlson
     I.R.S. Identification Nos. of above persons (entities only)
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization         USA
--------------------------------------------------------------------------------
Number of         5  Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6  Shared Voting Power   22,563,208
Owned             --------------------------------------------------------------
By Each           7  Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person With.      8  Shared Dispositive Power  28,534,995
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    28,534,995 shares are deemed to be beneficially owned by Glenn R. Carlson as a control person of the investment adviser. Mr. Carlson disclaims any direct ownership of the shares reported in this
    Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)       16.3%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)       IN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.   382550101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.                Jeffrey A. Busby
     I.R.S. Identification Nos. of
     above persons (entities only)
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or place of organization                USA
--------------------------------------------------------------------------------
Number of         5  Sole Voting Power
Shares            --------------------------------------------------------------
Beneficially      6  Shared Voting Power    22,563,208
Owned             --------------------------------------------------------------
By Each           7  Sole Dispositive Power
Reporting         --------------------------------------------------------------
Person With.      8  Shared Dispositive Power  28,534,995
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    28,534,995 shares are deemed to be beneficially owned by Jeffrey A. Busby, a control person of the investment adviser. Mr. Busby disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

--------------------------------------------------------------------------------
10  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    | |
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)       16.3%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)      IN, OO (Control Person)
--------------------------------------------------------------------------------

Item 1(a)     Name of Issuer:

              Goodyear Tire & Rubber Company


Item 1(b)     Address of Issuer's Principal Executive Offices:

              1144 East Market Street, Akron, OH 44316-0001



Item 2(a)     Name of Person Filing:

              (i)    Brandes Investment Partners, LLC

              (ii)   Brandes Investment Partners, Inc.

              (iii)  Brandes Worldwide Holdings, L.P.

              (iv)   Charles H. Brandes

              (v)    Glenn R. Carlson

              (vi)   Jeffrey A. Busby



Item 2(b)     Address of Principal Business office or, if None, Residence:

              (i)    11988 El Camino Real, Suite 500, San Diego, CA  92130

              (ii)   11988 El Camino Real, Suite 500, San Diego, CA  92130

              (iii)  11988 El Camino Real, Suite 500, San Diego, CA  92130

              (iv)   11988 El Camino Real, Suite 500, San Diego, CA  92130

              (v)    11988 El Camino Real, Suite 500, San Diego, CA  92130

              (vi)   11988 El Camino Real, Suite 500, San Diego, CA  92130



Item 2(c)     Citizenship

              (i)    Delaware

              (ii)   California

              (iii)  Delaware

              (iv)   USA

              (v)    USA

              (vi)   USA

Item 2(d)     Title of Class Securities:

              American Depository Reciepts and Common Shares



Item 2(e)     CUSIP Number:

              382550101



Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

              (a) |_| Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

              (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

              (c) |_| Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

              (d) |_| Investment company registered under section 8 of the
                      Investment Company Act (15 U.S.C. 80a-8).

              (e) |_| An investment adviser in accordance with ss.
                      240.13d-1(b)(1)(ii)(E).

              (f) |_| An employee benefit plan or endowment fund in accordance
                      with ss. 240.13d-1(b)(ii)(F).

              (g) |_| A parent holding company or control person in accordance
                      with ss. 240.13d-1(b)(1)(ii)(G).

              (h) |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

              (i) |_| A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the InvestmentCompany Act of 1940 (15 U.S.C. 80a-3).

              (j) |X| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

              This statement is filed by Brandes Investment Partners, LLC, an investment adviser registered under the Investment Advisers Act of 1940, its control persons and its holding company. (See, also, Exhibit A.)


Item 4.       Ownership:

              (a) Amount Beneficially Owned:  28,534,995

              (b) Percent of Class: 16.3%

              (c) Number of shares as to which the joint filers have:

                     (i)  sole power to vote or to direct the vote: 0

                     (ii) shared power to vote or to direct the vote:
                          22,563,208

                    (iii) sole power to dispose or to direct the disposition
                          of: 0

                     (iv) shared power to dispose or to direct the disposition
                          of: 28,534,995

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following | |. N/A



Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                            N/A

Item 8.       Identification and Classification of Members of the Group.
                                            See Exhibit A

Item 9.       Notice of Dissolution of Group.
                                            N/A

Item 10.      Certification:

              (a) The following certification shall be included if the statement is filed pursuant to ss. 240.13d-1(b):

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2004
                               BRANDES INVESTMENT PARTNERS, LLC


                                By: /s/ Adelaide Pund
                                    -------------------------------------------
                                    Adelaide Pund as Attorney-In-Fact for
                                    Charles H. Brandes, President of
                                    Brandes Investment Partners, Inc., a Member

                                  BRANDES INVESTMENT PARTNERS, INC.


                                  By:  /s/ Adelaide Pund
                                       ----------------------------------------
                                       Adelaide Pund as Attorney-In-Fact for
                                       Charles H. Brandes, President



                                  BRANDES WORLDWIDE HOLDINGS, L.P.


                                  By:  /s/ Adelaide Pund
                                       ----------------------------------------
                                       Adelaide Pund as Attorney-In-Fact for
                                       Charles H. Brandes, President of
                                       Brandes Investment Partners, Inc., its
                                       General Partner




                                  By:  /s/ Adelaide Pund
                                       ----------------------------------------
                                       Adelaide Pund as Attorney-In-Fact for
                                       Charles H. Brandes, Control Person


                                  By:  /s/ Adelaide Pund
                                       ----------------------------------------
                                       Adelaide Pund as Attorney-In-Fact for
                                       Glenn R. Carlson, Control Person


                                  By:  /s/ Adelaide Pund
                                       ----------------------------------------
                                       Adelaide Pund as Attorney-In-Fact for
                                       Jeffrey A. Busby, Control Person

EXHIBIT A


            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                         NAME                                              CLASSIFICATION
Brandes Investment Partners, LLC (the "Investment       Investment adviser registered under Investment
Adviser")                                               Advisers Act of 1940

Brandes Investment Partners, Inc.                       A control person of the Investment Adviser

Brandes Worldwide Holdings, L.P.                        A control person of the Investment Adviser

Charles H. Brandes                                      A control person of the Investment Adviser

Glenn R. Carlson                                        A control person of the Investment Adviser

Jeffrey A. Busby                                        A control person of the Investment Adviser

EXHIBIT B


                  JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1


This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated:  February 14, 2003

                                         BRANDES INVESTMENT PARTNERS, LLC

                                         By:      /s/ Charles H. Brandes
                                             --------------------------------
                                              Charles H. Brandes, President of
                                              Brandes Investment Partners,
                                              Inc., a Member


                                         BRANDES INVESTMENT PARTNERS, INC.

                                         By:      /s/ Charles H. Brandes
                                             --------------------------------
                                              Charles H. Brandes, President


                                         BRANDES WORLDWIDE HOLDINGS, L.P.

                                         By:      /s/ Charles H. Brandes
                                             --------------------------------
                                              Charles H. Brandes, President of
                                              Brandes Investment Partners,
                                              Inc., its General Partner


                                         By:      /s/ Charles H. Brandes
                                             --------------------------------
                                              Charles H. Brandes, Control Person


                                         By:      /s/ Glenn R. Carlson
                                             --------------------------------
                                              Glenn R. Carlson, Control Person


                                         By:      /s/ Jeffrey A. Busby
                                             --------------------------------
                                              Jeffrey A. Busby, Control Person

EXHIBIT C


                       DISCLAIMER OF BENEFICIAL OWNERSHIP







Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13G. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

EXHIBIT D



                              POWER OF ATTORNEY FOR
                           SCHEDULES 13G AND FORMS 13F


I, Charles Brandes, as director and president of Brandes Investment Partners, Inc., which is a General Partner of Brandes Worldwide Holdings, L.P., and which is also a member of Brandes Investment Partners, LLC, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf and on behalf of Brandes Investment Partners, Inc., Brandes Investment Partners, LLC, and Brandes Worldwide Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and Forms 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G and Form 13F) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February 2004.



                                            /s/ Charles H. Brandes
                                            ----------------------
                                            Charles H. Brandes

EXHIBIT D



                       POWER OF ATTORNEY FOR SCHEDULES 13G


I, Glenn R. Carlson, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February 2004.



                                            /s/ Glenn R. Carlson
                                            --------------------
                                            Glenn R. Carlson

                                                                        17 of 17


EXHIBIT D



                       POWER OF ATTORNEY FOR SCHEDULES 13G


I, Jeffrey A. Busby hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February 2004.



                                            /s/ Jeffrey A. Busby
                                            --------------------
                                            Jeffrey A. Busby